SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 10, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS JUNE 2015 AND 2Q15 REVENUE

Hsinchu, July 10, 2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of June 2015 and for the second quarter ended June 30, 2015.

Revenue for the second quarter of 2015 was NT$5,069.2 million or US$164.2 million, representing a decrease of 2.9% from the first quarter of 2015, and a decrease of 6.4% from the same period in 2014. This is in-line with the Company’s guidance, which called for revenue to be flat to down in the low single digits as compared to 1Q15. The Company’s guidance remains unchanged for gross margin on a consolidated basis to be in the range of approximately 20% to 24% for the second quarter of 2015.

Revenue for the month of June 2015 was NT$1,688.6 million or US$54.7 million, an increase of 1.3% from the month of May 2015 and a decrease of 6.2% from the same period in 2014. All U.S. figures in this release are based on the exchange rate of NT$30.88 to US$1.00 as of June 30, 2015.

Consolidated Monthly Revenues (Unaudited)

	June 2015	May 2015	June 2014	MoM Change	YoY Change

Revenues (NT$ million)	1,688.6	1,667.7	1,799.7	1.3%	-6.2%

Revenues (US$ million)	54.7	54.0	58.3	1.3%	-6.2%

Consolidated Quarterly Revenues (Unaudited)

	Second Quarter 2015	First Quarter 2015	Second Quarter 2014	QoQ Change	YoY Change

Revenues (NT$ million)	5,069.2	5,218.1	5,413.4	-2.9%	-6.4%

Revenues (US$ million)	164.2	169.0	175.3	-2.9%	-6.4%

ChipMOS’ June 2015 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.